                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 15)

                            Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  863200-101                                        Page 1 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                    57,182
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                 697,931


                                 7) Sole Dispositive Power                2,849


                                 8) Shared Dispositive Power            862,941


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person    919,389



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                   8.6


   12)  Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 15)

                             Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  863200-101                                        Page 2 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                         57,182
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                      697,931


                            7) Sole Dispositive Power                     2,849


                            8) Shared Dispositive Power                 862,941


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person    919,389



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                         [   ]


   11)  Percent of Class Represented by Amount in Row (9)                   8.6

   12)  Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 15)

                             Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  863200-101                                         Page 3 of 7 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  22-1146430+

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization                      United States


  Number of Shares             5) Sole Voting Power                      57,182
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   697,931


                               7) Sole Dispositive Power                  2,849


                               8) Shared Dispositive Power              862,941


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person    919,389



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  8.6


   12) Type of Reporting Person (See Instructions)                           BK


       + Reflects September 6, 1996 merger of PNC Bank, National Association with and into Midlantic Bank, National Association, with the surviving bank continuing under the name "PNC Bank, National Association."

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1996:

(a) Amount Beneficially Owned:                               919,389 shares

(b) Percent of Class:                                                      8.6

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                     57,182
      (ii) shared power to vote or to direct the vote                  697,931
     (iii) sole power to dispose or to direct the disposition of         2,849
      (iv) shared power to dispose or to direct the disposition of     862,941

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Schedule A.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1997
         -----------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         -----------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President and
                               Chief Financial Officer
         -----------------------------------------------
         Name/Title


         February 14, 1997
         -----------------------------------------------
         Date


         /s/ PAUL L. AUDET
         -----------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         -----------------------------------------------
         Name/Title


         February 14, 1997
         -----------------------------------------------
         Date


         /s/ THOMAS R. MOORE
         -----------------------------------------------
         Signature - PNC Bank, National Association


         Thomas R. Moore, Vice President and Assistant
                          Secretary
         -----------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 13.

                               Schedule A

   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:

            The information contained in this statement principally relates to securities that are held by PNC Bank, N.A. as trustee, executor, custodian or agent. Accordingly, other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The following persons may have the power to direct the receipt of dividends from, or the proceeds of the sale of, more than 5% of the Series A
            Common Stock:

                      G. Stockton Strawbridge
                      c/o Steven Strawbridge
                      810 Marion Square Road
                      Gladwind, PA 19035

              At December 31, 1996, G. Stockton Strawbridge was a Co-Fiduciary with PNC Bank, N.A. and Peter Strawbridge for accounts holding 655,441 shares of Series A Common Stock. Mr. G. Stockton Strawbridge died on February 8, 1997.

                      Peter S. Strawbridge
                      8060 Goshen Road
                      Newtown Square 19073

              At December 31, 1996, Peter Strawbridge was a Co-Fiduciary with PNC Bank, N.A. and G. Stockton Strawbridge for accounts holding 655,441 shares of Series A Common Stock.